

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2011

Via E-mail
Mr. Christopher L. Winfrey
Chief Financial Officer
Charter Communications, Inc.
12405 Powerscourt Drive
St. Louis, MO 63131

> **Re:** **Charter Communications, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 1, 2011**
> **File No. 1-33664**

Dear Mr. Winfrey:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Liquidity and Capital Resources, page 49

1. We note your expectation on page 53 that your capital expenditures will be between $1.3 billion and $1.4 billion in 2011, and that you have contractual obligations of $3.4B in the next three years (as reflected on page 52). We further note your disclosure on pages 21 and 45 that you expect programming costs to increase at a higher rate in 2010. In light of these significant anticipated obligations, your history of net losses and the restrictive covenants in your credit facilities, please clarify your disclosure to provide a more detailed and quantified (if possible), discussion of your ability to meet both your short-term and long-term liquidity needs. We consider "long-term" to be the period in excess of the

next twelve months. See Section III.C. of Release no. 34-26831 and footnote 43 of Release no. 34-48960.

Note 21. Commitments and Contingencies, page F-40

Litigation, page F-41

2. With respect to each of your contingent liabilities, please fully comply with the disclosure requirements of FASB ASC 450-20, including an estimate of the possible loss or range of loss.

Definitive Proxy Statement filed March 16, 2011

Base Salary, page 15

3. Provide additional information about the nature of any management-level pay alignments. For example, clarify whether such adjustments were based on market competitive base salary levels or company-wide total salary increase budgets and explain why only certain individuals received such payments. See Item 402(b)(2)(ix) of Regulation S-K.

Stock Incentive Plan, page 17

4. Your compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual officers. Please provide disclosure to explain the basis for differing awards of shares awarded under the 2009 Stock Incentive Plan to your Named Executive Officers in the most recent fiscal year. See Item 402(b)(1)(v) of Regulation S-K.

Long-Term Incentive Program, page 18

5. We note the disclosure of how you determined the level of award attainment under your long-term incentive program for 2010, but it is not clear how the 150.1% level of attainment of the 2009 cash awards resulted in the amounts awarded to each named executive officer and reflected in your summary compensation table. Please explain how the performance cash awards are determined for each named executive officer. See Item 402(b)(1)(v) of Regulation S-K

Value Creation Plan, page 18

6. We note your references to specified individual performance goals used in the Value Creation Plan that were met and resulted in payments to your named executive officers in November 2010. Identify the objectives that were deemed to have been met unless doing so would cause the company material competitive

harm. If you believe material competitive harm will result, tell us in your response letter the specific reasons why, in accordance with the analysis set forth in Instruction 4 to Item 402(b) of Regulation S-K.

Separation and Related Arrangements, page 28

7. Please define the terms "cause" and "change of control" as used in these severance agreements. See Item 402(j) of Regulation S-K.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Adviser at (202) 551-3367 or John Zitko, Attorney-Adviser at (202) 551-3399 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director